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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   N/A    )*
                                          ---------

               Million Dollar Saloon, Inc., a Nevada Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock ($0.01 par value)
           --------------------------------------------------------
                          (Title of Class of Securities)


           --------------------------------------------------------
                                 (CUSIP Number)

          Linda Weaver, 12805 Williams Court, Oklahoma City, OK 73152
                             Telephone: 405-752-1746
          -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 20, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


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CUSIP No.                             13D                 Page  1  of  1  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Linda Weaver
SSN: ###-##-####
See also, Exhibit "A" attached containing special instruction information.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
            PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
           United States Citizen
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                               600,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                   N/A
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                               600,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                   N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        600,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        11.1% (600,000 of 5,409,451 issued shares of subject class).
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page     of     Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     The issuer is Million Dollar Saloon, Inc., a Nevada corporation (hereafter, "the Corporation") whose principal offices are: 6848 Greenville Avenue, Dallas, Texas 75231.

     The title of the class of equity securities to which this statement relates is the common stock of the Corporation, having a par value of $0.01.


ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is a natural person, not a member of a group.

     (a)  NAME:  Linda Weaver

     (b)  RESIDENCE OR BUSINESS ADDRESS:
               12805 Williams Court
               Oklahoma City, Oklahoma 73142

     (c)  PRESENT PRINCIPAL OCCUPATION, ETC.
               Self-employed (personal investments).

     (d) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING, ETC.:
               No.

     (e) WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING ... AND AS A RESULT OF SUCH PROCEEDING WAS OR IS (ENJOINED FROM) ... ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS, ETC.
               No.

     (f)  CITIZENSHIP:  United States Citizen.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of funds were personal funds of Linda Weaver. The purchase price of the 600,000 shares of common stock subject to this statement was the sum of $600,000.


ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of this transaction was for personal investment. The purchaser did not purchase these securities with any present intent for resale, although ultimate sale of some or all the subject securities (under restrictions imposed by Rule 144, promulgated under the Securities Act of 1933, as amended) may ultimately occur in the regular course of investment.

     For further response to the enumerated possibilities ("a" through "j") of Item 4), the purchaser states that under the terms of the acquisition agreement, she will purchase an additional 400,000 shares of the same class as reported herein on or before July 15, 1998, at the purchase price of $1.10 per share, and at which time she will file a first amendment to this statement. Further, under the terms of the purchase the purchaser has an option, which she may exercise at her sole discretion, to purchase an additional One Million (1,000,000) shares of the same class of stock for the agreed amount of $1.25 per share. If purchaser does exercise such option, further amendment will be made to this statement. Note: this paragraph response is made to Item 4.a.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

RESPONSE TO SUBPART (a): Purchaser, Linda Weaver, purchased 600,000 shares of issued stock out of a total number of issued shares of that class of 5,409,451, which resulted in purchaser receiving and holding 11.1% of that class.

RESPONSE TO SUBPART (b): Purchaser, Linda Weaver, has and maintains the sole power to vote or direct the vote, and has the sole power to dispose of or to direct the disposition of the 600,000 shares which are the subject of this statement.

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RESPONSE TO SUBPART (c): N/A

RESPONSE TO SUBPART (d): N/A

RESPONSE TO SUBPART (e): N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Purchaser does not believe that there exist any agreement(s) as described in Item 7, which would need to be attached as exhibits.





                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. These answers have been prepared with the assistance of counsel:
Gary W. Gardenhire, 629 24th Ave. S.W., Norman, OK 73069.

                                       March 30, 1998
                                       ----------------------------------------
                                       (Date

                                       /s/ Linda Weaver
                                       ----------------------------------------
                                       (Signature)

                                       LINDA WEAVER, Purchaser
                                       ----------------------------------------
                                       (Name/Title)